

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 7, 2017

John A. Goodman
Executive Chairman, Chief Executive Officer and President
Goodman Networks Incorporated
2801 Network Boulevard, Suite 300
Frisco, Texas 75034

>   **Re: Goodman Networks Incorporated**
>   **Application for Qualification of Indenture on Form T-3**
>   **Filed March 3, 2017**
>   **File No. 022-29038**

Dear Mr. Goodman:

This is to advise you that we have not reviewed, and will not review, your application for qualification of indenture.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications

cc: Greg R. Samuel, Esq.
Matthew L. Fry, Esq.